Exhibit 99.3

ZenaTech's Drone as a Service Enters Solar Surveying Market with U.S. School Contract Wins, Targeting $600,000 in Revenue from First Solar Client

Drone capture lets survey crews map an entire school campus in about the time static LiDAR needs for a single parking lot, positioning ZenaTech for recurring work in a drone solar inspection market projected to reach $3.2 billion by 2032

Vancouver, British Columbia, (November 6, 2026) – ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces that its Drone as a Service business has entered the solar surveying market with two contract awards totaling more than $110,000 for solar school campus and municipal projects. A third project valued at about $60,000 is expected to be awarded within 90 days, and management expects the client to generate roughly $150,000 in revenue per quarter, or about $600,000 over the next 12 months.

“Solar developers can’t design a single array until they have precise site data, and that first survey is where drones change the economics,” said Shaun Passley, Ph.D., ZenaTech CEO. “With static LiDAR, every hour a crew spends in the field generates five to seven hours of data analysis office work. A drone covers five times the area in that same hour and combined with AI processing, the value multiplies on every project. These awards put us in front of solar developers at the very start of a project, and we see a clear path to recurring inspection work over the life of each installation.”

The contracts cover as-built surveys of school parking lots where solar canopies will be built over parking stalls, giving each campus shade and weather protection while it generates its own power. ZenaTech’s survey team delivers the finished survey to the client’s design team, which uses it to lay out the solar arrays. Field data capture is complete at the first six school sites, which are now in processing, and work at a second campus is scheduled to begin in the coming weeks. Site surveys are the first step in solar engineering, procurement and construction (EPC), a U.S. market that The Business Research Company values at $79 billion in 2025 and projects will reach $101 billion by 2030.

The projects also demonstrate the logical replacement of static LiDAR with drone surveying on large sites. In many states, solar projects at larger facilities must pass state architect review, which weighs how a project affects the entire campus beyond the parking area being built out. Static LiDAR scanners must be reset roughly every 70 feet, which makes campus-wide coverage expensive. Management believes a drone can capture a full 10-acre campus in the same time a static scan takes for a 2-acre parking lot, or less. ZenaTech is running a proof of concept on three of the sites, two of them complete, comparing drone-captured campus data with static scans of the project limits.

ZenaTech’s approach to surveying for solar infrastructure construction combines licensed surveying expertise, drone-based data capture and centralized AI data processing within its DaaS network. Drones capture dense topographic measurements to support site planning and construction, while surveyors establish ground control points and verify accuracy. The Company’s proprietary AI software suite, with formal testing across the DaaS network planned for 2027, is designed to classify millions of 3D measurements and extract features needed for survey deliverables. By reducing routine field measurements and automating portions of data processing, ZenaTech expects to shorten survey turnaround times, lower labor costs per project and increase existing crews’ capacity to take on additional assignments, while helping solar project developers advance construction planning and reduce the potential costs of delays.

Once panels are installed, the opportunity shifts from a one-time survey to recurring service. Solar clients are already asking about drone inspections that use infrared imaging to find micro-fractures and overheating panels, along with panel cleaning. ZenaTech plans to offer this work with its IQ Square outdoor inspections and maintenance drone. According to Credence Research, the global drone solar inspection market was valued at about $1.02 billion in 2024 and is projected to reach about $3.22 billion by 2032, growing 14.4% per year.

ZenaTech’s Drone as a Service platform provides business and government customers with subscription-based drone services using its own ZenaDrone product platforms, for a host of surveying, inspections, maintenance, power washing, and precision agriculture solutions, eliminating the need for customers to own, operate and maintain commercial-grade drone fleets. Through the acquisition of established, profitable but under-digitized service businesses, ZenaTech is building a scalable global DaaS network and AI autonomy platform, with recurring revenue and an existing customer base, while integrating advanced drone technologies to deliver greater speed, precision, safety, and data-driven insights. The Company’s Drone as a Service global geographic footprint currently consists of almost 45 locations, including in 14 U.S. States, Canada, Europe, UAE and Australia.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform commercial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and an enterprise SaaS division of software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries including land surveys and inspections, driving drone-based scalable and recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, Asia, and Australia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio at various stages of development includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, the IQ Aqua, for underwater applications, and the IQ Octo for precision agriculture. ZenaDrone operates three global manufacturing and assembly facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors and Media:
Linda Montgomery
ZenaTech
312-241-1415

Investors:
Michael Mason
CORE IR
investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities, including statements about potential follow-on contract awards and up to US$3 million in additional revenue over two years, potential post-construction inspection work, the negotiation and conversion of other contract opportunities, targeted profit margins of 40%–60% following technology integration, survey productivity and turnaround time, the integration of acquired businesses, and the development, features, availability, commercialization and market adoption of ZenaAI. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “intend”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; estimated productivity improvements, which are based on internal estimates and may differ by project; the timing, scope, funding and continuation of customer construction projects; the ability to execute signed contracts and secure additional awards; the risk that prospective work does not result in contracts or revenue; the ability to achieve targeted profit margins and anticipated labor and cost savings; ZenaTech’s ability to integrate acquired businesses and deploy its technology across them; ZenaTech’s ability to deliver products to the market as currently contemplated, including software platforms such as ZenaAI; ZenaTech’s anticipated cash needs and its needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; risks related to the development, testing, accuracy and performance of artificial intelligence and machine learning models; regulatory risks, including regulations governing drone operations in the United States, Canada, Australia and other jurisdictions; seeing other risk factors made in Zena filings; product development, validation and data quality and accuracy risks; customer adoption and recurring revenue opportunities; the competitive conditions of the industry; the ability to complete any contemplated acquisitions; market uncertainty; and applicable laws, regulations, and any amendments affecting the business of ZenaTech. Readers should not place undue reliance on forward-looking statements, which speak only as of the date of this release, and ZenaTech undertakes no obligation to update them except as required by law.